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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934.
                        Commission File Number 001-12861

                            SPIEKER PROPERTIES, L.P.
             (Exact name of registrant as specified in its charter)


          2180 SAND HILL ROAD, SUITE 200, MENLO PARK, CALIFORNIA 94025
                                 (650) 854-5600
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                 DEBT SECURITIES
            (Title of each class of securities covered by this Form)


                                      NONE
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i)   [ ]       Rule 12h-3(b)(1)(ii)   [ ]
             Rule 12g-4(a)(1)(ii)  [ ]       Rule 12h-3(b)(2)(i)    [ ]
             Rule 12g-4(a)(2)(i)   [ ]       Rule 12h-3(b)(2)(ii)   [ ]
             Rule 12g-4(a)(2)(ii)  [ ]       Rule 15d-6             [X]
             Rule 12h-3(b)(1)(i)   [ ]



          Approximate number of holders of record as of the certification or notice date:

          0



          Pursuant to the requirements of the Securities Exchange Act of 1934 Spieker Properties, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: July 2, 2001               BY: EOP Operating Limited Partnership

                                      as successor issuer upon the merger
                                      of Spieker Properties, L.P. with and
                                      into EOP Operating Limited Partnership

                                      BY:  Equity Office Properties Trust,
                                           its general partner


                                           BY:  /s/ Stanley M. Stevens
                                              ---------------------------
                                              Name:  Stanley M. Stevens
                                              Title: Executive Vice President,
                                                     Chief Legal Counsel and
                                                     Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.